July 3, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Alternative Investment Partners Absolute Return Fund II P (“Feeder Fund”)

File Numbers 811-22193 & 333-149943

Alternative Investment Partners Absolute Return Fund II A (“Master Fund”)

File Numbers 811-22192 & 333-149942

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your comment letter, dated April 28, 2008, regarding each Fund’s registration statement filed on Form N-2 on March 28, 2008 with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the registration statements in response to the staff’s comments and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in Pre-Effective Amendment No. 1 to each Fund’s registration statement, each of which will be filed via EDGAR on or about the date hereof (each an “Amendment”). Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

General

Comment 1.	The Funds are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response 1. We acknowledge the comment.

Comment 2.	Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions involved in each Fund’s registration statement.

Response 2. FINRA is reviewing the proposed underwriting terms and arrangements involved in each Fund’s registration statement. We have received comments from FINRA relating to each Fund’s initially filed registration statement and are responding to those comments concurrently with the filing of the Amendment.

Comment 3.	Explain to the staff whether the Funds will file post-effective amendments in order to sell securities off the shelf or whether they propose to file supplements under Rule 497 under the Securities Act. If the latter, advise the staff how the legal opinion and financial statements will be updated.

Response 3. The Funds will not be selling securities “off the shelf.” The Funds’ registration statements have registered the amount of shares they currently expect to sell in their continuous offerings under Rule 415. Each Fund will file a post-effective amendment to its registration statement on an annual basis to update its financial statements. If either Fund needs to register additional shares to sell in its continuous offering, it will file either a post-effective amendment pursuant to Rule 462(b) under the Securities Act or a new registration statement on Form N-2, and any such subsequent filings will include appropriately updated financial statements and legal opinions, as applicable.

Prospectus Cover

Comment 4.	Footnote 1 discloses that: “the stated minimum initial investment in the Fund is $100,000.” Disclosure following Footnote 2 states that: “There is no minimum aggregate amount of Shares required to be purchased in the initial public offering.” Reconcile or delete one of these disclosures.

Response 4. The language in both locations has been revised to clarify that footnote 1 refers to the minimum initial investment in the Fund by any one investor, while the disclosure following footnote 2 refers (pursuant to Instruction 5 to Item 1.1(g) of Form N-2) to the fact that there is no minimum aggregate amount of shares that must be sold by the Fund to all investors pursuant to the terms of the offering.

Comment 5.	Other disclosure in Footnote 2 states that: “The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares.” Disclose these costs here or in the summary. Confirm that these costs are included in the fee table disclosure.

Response 5. Disclosure has been added to clarify that the ongoing offering costs are mostly printing expenses. We confirm that any such costs estimated to be incurred over the Fund’s first 12 months of operations are included in the “Other Expenses” line item in the fee table.

Comment 6.	Confirm that the disclosure sub-captioned “Risk Factors and Restrictions on Transfer” will appear on the outside front cover of the prospectus.

Response 6. The disclosure will appear on the outside front cover of the prospectus.

Comment 7.	Disclosure sub-captioned “Shareholder Servicing Fee” states that the Fund will pay a monthly shareholder servicing fee at the annual rate of up to 0.75% of the net asset value of the outstanding shares beneficially owned by customers of the distributor or service agents. Explain to the staff whether the plan was adopted by the Fund as if it were subject to Rule 12b-1. Explain also whether any portion of this fee is used to pay for distribution.

Response 7. The shareholder servicing fee was not adopted by the Feeder Fund as if it were subject to Rule 12b-1 under the 1940 Act. No portion of this fee is used to pay for distribution of the Feeder Fund’s shares.

Prospectus

Comment 8.	The third paragraph of disclosure captioned “Summary of Terms — Investment Program” discusses the operations and strategies followed by investment funds. With respect to that discussion advise us whether the Master Fund only invests in hedge funds excepted from the definition of investment company under §3(c)(1) of the 1940 Act or whether the Master Fund may also invest in §3(c)(7) funds.

Response 8. The Master Fund may invest in Investment Funds which are excepted from the statutory definition of “investment company” under either Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Comment 9.	Later disclosure indicates that the Master Fund may concentrate in certain types of investments, i.e., limit its investments in any one style of hedge fund, to less than 35% of its gross assets. Add disclosure regarding the risk associated with this strategy.

Response 9. Disclosure has been added clarifying the risks of the Master Fund investing a substantial portion of its assets in a particular style of hedge fund.

Comment 10.	Other disclosure in the same paragraph states that: “The Adviser limits Master Fund investments in any one Investment Fund to less than 5% of an Investment Fund’s outstanding voting securities.” Other disclosure under this caption states that: “The Adviser also will endeavor to limit the Master Fund’s investments in any Investment Fund that relies on the exemption from registration under Section 3(c)(1) of the 1940 Act to less than 10% of such Investment Fund’s outstanding voting securities ...” Reconcile these disclosures.

Response 10. The sentence regarding the limitation of Master Fund investments to less than 10% of the outstanding voting securities of an Investment Fund that relies on Section 3(c)(1) of the 1940 Act has been deleted, as the prior disclosure regarding the 5% limitation applies to all Investment Funds regardless of the exemption on which such Investment Fund relies.

Comment 11.	With respect to the following disclosure appearing under this sub-caption, clarify whether the statement applies to voting securities or all securities: “In addition, the Adviser typically endeavors to limit the Master Fund’s investments in any one Investment Fund to no more than 15% of the Master Fund’s gross assets (measured at the time of purchase).” Further, clarify that this policy indicates that the Master Fund may invest above the limit set under the contractual irrevocable waivers discussed under a later passage sub-captioned “Investments in Non-Voting Stock; Inability to Vote.”

Response 11. The sentence in question refers to a limitation on the ability of the Master Fund to invest more than 15% of its assets in any particular Investment Fund. This sentence does not refer to the limitation on the ability of the Master Fund to invest in the voting securities of an Investment Fund discussed elsewhere in the prospectus. In addition, the Master Fund issues one class of voting securities.

Comment 12.	The last sentence of this paragraph indicates that the adviser seeks to limit the Master Fund’s investment in §3(c)(1) funds to less than 10% of such Fund’s outstanding voting securities. In this connection, explain whether this is an investment restriction of the Master Fund, or is a constraint imposed by the Master Fund? If the latter, would the Master Fund have any liability to a hedge fund in which it invests more than 10%?

Response 12. As set forth in Response 10, the reference to the 10% limitation on the Master Fund’s investment in Section 3(c)(1) funds has been deleted.

Comment 13.	The penultimate paragraph of this sub-caption discusses the Master Fund’s policy regarding temporary investments. The discussion treats as equivalent forms of temporary investments, such investments entered into for defensive or other purposes. Revise the disclosure so as to distinguish defensive investments in cash versus such investments for other purposes.

Response 13. The paragraph in question specifies that all investments in high-quality fixed income securities, money market securities, cash, and cash equivalents will be temporary in nature and do not represent a potential long-term investment strategy on the part of the Master Fund. In addition, the disclosure specifies the different purposes for which the Master Fund might make such investments, namely, pending investment of assets in Investment Funds, for maintenance of sufficient liquidity to fund repurchases, or for temporary defensive purposes in light of adverse market, economic, or political conditions. We respectfully submit that the current disclosure regarding such investments is sufficient.

Comment 14.	Disclosure under the caption “Summary of Terms – The Offering” states that: “Shares will be offered during an initial public offering period ... and in a continuous offering thereafter ...” The sub-caption “Purchase of Shares” refers to: “the initial or subsequent closings,” and later disclosure under the caption “Purchases of Shares – Purchase Terms” states that: “The Fund reserves the right to reject any purchase of Shares and may suspend the offering of Shares at any time and from time to time.” The offering has been registered under Rule 415 under the Securities Act as a continuous offering. Advise the staff, citing authorities, how either of these situations are consistent with a Rule 415 continuous offering. Also please explain how the Fund will sell shares in compliance with §23 of the 1940 Act when it computes net asset value only once a month.

Response 14. (a) The reference to rejecting any purchase of shares merely refers to each Fund’s reservation of the right to reject a purchase order in certain limited circumstances, including without limitation when it has reason to believe that a prospective purchase would be unlawful. Disclosure has been added to clarify this. The reference to a Fund suspending an offering has been deleted.

   (b) As disclosed in each Fund’s prospectus in the sections quoted in Comment 14 above, while each Fund continuously offers its shares, purchases of shares are processed only as of the first business day of each month. Shares are purchased at the NAV determined as of the close of the last business day of the prior month. This timing complies with the requirements of Section 23(b) of the 1940 Act.

Comment 15.	Disclosure sub-captioned “Management Fee” states: “The Management Fee is an expense paid out of the Master Fund’s assets and is computed based on the value of the net assets of the Master Fund as of the close of business on the last business day of each month (before any repurchase of Master Fund shares).” (Emphasis added.) In light of the parenthetical clause, add a footnote to each Fund’s fee table that explains the effect of this method of calculating the fee. Disclose how the Fund accounts for the sale of Fund shares for purposes of calculating the advisory fee.

Response 15. The parenthetical has been deleted, and additional disclosure has been added to the discussions of the management fee, which is payable in arrears, and each Fund’s repurchase procedures to clarify that the accrued management fee is deducted from the Master Fund’s net assets as of the end of the month (including the assets in respect of Master Fund shares scheduled for repurchase as of the end of that month, as such Master Fund assets have been managed by the Adviser throughout the relevant month and the Adviser accordingly is entitled to a management fee in respect of those assets), and the repurchase of shares takes effect afterwards.

Comment 16.	Disclosure sub-captioned “Purchase of Shares” indicates that purchases are subject to the receipt of immediately available funds four business days prior to the applicable purchase date and investors must submit completed application forms eight business days before the purchase date. (Emphasis added.) If Federal Funds are made available to the Fund before the end of the four day period, disclose who benefits from this policy.

Response 16. As disclosed in the prospectus under “Purchases of Shares,” all funds received in respect of purchases of shares are placed in a non-interest bearing account with each Fund’s transfer agent prior to their investment in each Fund. Accordingly, the Funds do not reap extra benefits from their advance receipt of funds for the purchase of shares. Disclosure has been added to clarify that the four business day advance period is necessary for the Master Fund to invest the funds in Investment Funds as of the effective date of an investor’s purchase of shares, thus enabling the investor to obtain the maximum benefit from its investment.

Comment 17.	Disclosure sub-captioned “Valuation” states that: “Certain securities and other financial instruments in which the Investment Funds invest may not have a readily ascertainable market price and will be valued by the Investment Managers. Such a valuation generally will be conclusive with respect to the Master Fund ...” Reconcile this disclosure with the Master Fund’s duty to determine the fair value of each investment fund.

Response 17. As set forth in each Fund’s prospectus under “Calculation of Net Asset Value,” the Master Fund has adopted valuation policies and procedures whereby the Master Fund “fair values” its investments in Investment Funds each month. The last sentence quoted in Comment 17 was meant to indicate that the Master Fund typically relies on estimates reported by, or on behalf of, the respective Investment Funds in calculating the Master Fund’s net asset value, unless it has reason to believe (based on all available information) that the estimate from the Investment Fund does not represent the fair value of the Investment Fund’s net assets. The sentence in question has been revised to clarify this by removing the reference to an Investment Manager’s valuation being “conclusive” with respect to the Master Fund. In addition, as disclosed in the prospectus, the Master Fund’s valuation activities are subject to review and oversight by the Board of Trustees.

Comment 18.	The discussion sub-captioned “ERISA Plans and Other Tax-Exempt Entities” discusses the Fund’s status and responsibilities under ERISA. In this connection, explain to the staff whether the Fund’s operations may subject its tax exempt shareholders to any special tax liability.

Response 18. As disclosed in each Fund’s prospectus, each Fund intends to qualify as a “regulated investment company” under Federal income tax law, rather than as a partnership. Accordingly, each Fund’s operations should not subject its tax exempt shareholders to any special tax liability.

Comment 19.	Disclosure sub-captioned “Risk Factors” lists several risks of investing in the Fund. If appropriate, add disclosure indicating that certain investment funds may invest in securities or instruments directly related to or affected by the sub-prime mortgage and credit market turmoil. Indicate also that there are proposals to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds. The list should also mention the risk to investors related to lockups, side pockets and concentration of investments by investment funds.

Further, if events like lock-up periods may result from the type of turmoil currently evident in credit markets, add appropriate risk disclosure, including some indication of the duration of such lock-up periods, and any other limitations likely to be imposed on the ability to withdraw from investment funds.

In connection with the bullet that discusses risk related to investments in investment funds located outside the U.S., add fuller risk disclosure regarding these investments, including information regarding the amount or percentage of assets to be invested in foreign investment funds.

Response 19. Additional disclosure has been added accordingly, with the following exception: We do not believe it is appropriate to add disclosure regarding the amount or percentage of assets to be invested outside the United States by Investment Funds, as the Adviser cannot determine this amount on an ongoing basis due to the limited transparency of the Investments Funds’ portfolios. Moreover, the Master Fund does not have a target or policy governing the amount of its assets to be invested outside the United States.

Comment 20.	Revise the fee table consistent with the following:

• a complete fee table should be included in the pre-effective amendment filed in response to our comments,

• the annual fund expenses segment of the table should be revised so as to conform to the format requirements of Item 3, Instruction 10(a) of Form N-2,

• in the absence of disclosure regarding leverage, confirm to the staff that the Feeder Fund has no intent to leverage during the first twelve months of operations,

•     clarify whether the third and fourth sentences in the five asterisks footnote, beginning with the phrase: “In addition to such contractual ...,” relates to the Feeder Fund and not the Master Fund, which is the focus of the first part of the footnote,

•     if those sentences relate to the Feeder Fund, make the latter part of the note a separate paragraph,

•     clarify whether the penultimate sentence of the five asterisks footnote means that the additional voluntary reimbursements may be terminated by the adviser during the 12 months period beginning at closing, and whether this voluntary arrangement is reflected in the fee table calculation,

•     in light of the disclosure in the five asterisks footnote regarding waivers and reimbursements, confirm whether the table and example reflect gross fees and expenses, confirm that the adviser or an affiliate may not recapture any waived amounts, if any waived amounts may be recaptured, the term waiver should be changed to a term that more appropriately describes the arrangement, and file the contractual waiver agreement as an exhibit to the registration statement,

•     add a footnote indicating that net expenses includes the items excluded from the waiver agreement, and

•     last of all, confirm that the following underlined disclosure in the last sentence covers both the contractual and voluntary waiver agreements: “The Acquired Fund Fees and Expenses are not subject to these expense caps.” (Emphasis added.)

Response 20. (a) A complete fee table has been included with the Amendments.

(b) Pursuant to Instruction 10(a) to Item 3 of Form N-2, the “Acquired Fund Fees and Expenses” and “Other Expenses” line items have been reversed.

  (c) We confirm that the Feeder Fund has no intention to utilize leverage during the first twelve months of its operations. Disclosure has been added throughout the prospectus regarding the possibility of the Master Fund utilizing leverage, including a line item in the fee table regarding interest payments on borrowed funds.

(d) The sentences in question do refer to the Feeder Fund and not to the Master Fund.

(e) The latter portion of the footnote has been made into a separate paragraph.

  (f) The Adviser may indeed terminate the voluntary fee waiver with respect to the Feeder Fund at any time, including during the first 12 months of the Feeder Fund’s operations. As set forth in the footnote, the voluntary fee waiver is not reflected in the figures set forth in the fee table.

  (g) (i) The “Total Annual Fund Expenses” line item does indeed refer to gross fees and expenses, while the “Annual Net Expenses” refers to fees and expenses net of the Master Fund’s contractual fee waiver (but not the Feeder Fund’s voluntary fee waiver, as set forth in the footnote and in paragraph (f) above).

(ii) We confirm that the Adviser may not recapture any amounts waived pursuant to the contractual or voluntary fee waivers. Accordingly, the references to “waivers” have not been changed.

(iii) The contractual fee waiver agreement will be filed as an exhibit to the Master Fund’s registration statement together with the Amendment.

(h) A footnote has been added clarifying that the “Annual Net Expenses” line item includes expenses not subject to the Adviser’s contractual fee waiver agreement with the Master Fund.

  (i) This sentence has been deleted, and the footnote has been revised, to clarify the fact that Acquired Fund Fees and Expenses are excluded from both the Master Fund’s contractual fee waiver arrangement and the Feeder Fund’s voluntary fee waiver arrangement.

Comment 21.	Revise the discussion captioned “TYPES OF INVESTMENTS AND RELATED RISKS” to disclose that the Master Fund may do some investing directly (instead of merely purchasing investment funds). State the percentage of assets to be invested directly. List and briefly describe the types of investments in which the Master Fund may invest directly.

Response 21. Disclosure has been added to clarify that the Master Fund will invest substantially all its assets in Investment Funds, but may invest directly in (a) certain derivative instruments to obtain exposure to certain Investment Funds in which the Master Fund cannot invest directly and (b) on a temporary basis, certain high-quality fixed income securities, money market securities, cash, or cash equivalents.

Comment 22.	In the Master Fund’s prospectus disclosure in the next sub-caption, “Leverage,” reads as follows: “The Fund may borrow money in connection with its investment activities, for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes.” (Emphasis added.) With respect to this passage, explain the underlined policy, including whether the Master Fund will issue debt or preferred securities and whether the Master Fund has a plan or program to utilize leverage. Further, add the following clause to the passage quoted in the next sentence: “i.e., leverage.” Disclosure in the Feeder Fund prospectus indicates that: “The Fund and the Master Fund each may borrow money for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes. The Master Fund may also borrow money in connection with its investment activities.” These sentences are not consistent, they say on the one hand that the Funds may not leverage and then on the other hand they may leverage. In addition, the cited text from the two filings appears to be inconsistent. Please reconcile this disclosure.

Response 22. As set forth in Response 20(c), we confirm that the Feeder Fund has no intention to utilize leverage during the first twelve months of its operations. Disclosure has been added throughout the prospectus regarding the possibility of the Master Fund utilizing leverage, including a line item in the fee table regarding interest payments on borrowed funds. In addition, we believe that the quoted sentences are consistent, as they both provide that the Master Fund may borrow money in connection with its investment activities (as further clarified in the revised disclosure) and that the Master Fund and Feeder Fund may also borrow money for cash management purposes, for the funding of repurchases of Shares, or for temporary or emergency purposes.

Comment 23.	Revise the sub-caption “When-Issued and Forward Commitment Securities” by adding the following double underlined clause: “Investment Funds and the Master Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices.

Response 23. The Master Fund may not invest directly in such securities. The text following the sub-caption has been revised to remove references to the Master Fund investing directly in such securities.

Comment 24.	Disclose, if applicable, that the Feeder Fund (through the Master Fund) may invest in an investment fund that may have previously established a side pocket, such that the Feeder Fund will not have any interest in the side pocket, i.e., side pockets may have been previously allocated to existing shareholders.

Response 24. Disclosure has been added to clarify such timing concerns applicable to investments made by the Master Fund in Investment Funds which have previously established side pockets.

Comment 25.	Explain the meaning of the underlined term as used in the following quote appearing under the sub-caption “Investments in Non-Voting Stock; Inability to Vote”: “To limit its voting interest in certain Investment Funds, the Master Fund may enter into contractual arrangements under which the Master Fund irrevocably waives its rights (if any) to vote its interest in an Investment Fund.” (Emphasis added.) Are some investment funds not subject to the irrevocable waiver discussed in this section? With respect to other disclosure in this section to the effect that: “Other investment funds or accounts managed by the Adviser may also waive their voting rights in a particular Investment Fund,” add disclosure which indicates that the voting power of other funds increases as a result.

In addition, explain why the board would even consider the matter raised in the following disclosure from that paragraph: “These voting waiver arrangements may increase the ability of the Master Fund and other clients of the Adviser to invest in certain Investment Funds.”

Response 25. (a) The word “certain” merely indicates that the Master Fund will not necessarily have more than a 5% economic interest in every Investment Fund, and thus there may be certain Investment Funds for which the Master Fund will not need to enter into a voting waiver arrangement. We confirm that there is no Investment Fund which will be exempt from any voting waiver arrangement with the Master Fund if the Master Fund has more than a 5% economic interest in an Investment Fund.

  (b) Disclosure has been added to clarify that such other investment funds or accounts may see their voting power increase with respect to an Investment Fund if such other investment funds or accounts do not waive their voting rights in such Investment Fund.

(c) The references to “other clients of the Adviser” in the quoted sentence and the preceding sentence have been deleted.

Comment 26.	Disclosure captioned “Other Risks” indicates that Investment Managers may receive performance incentive fees of as much as 20% to 30% of an investment fund’s net profits. Disclose this information in the summary.

Response 26. The information has been added to the summary.

Comment 27.	Disclosure captioned “Other Risks — Substantial Repurchases” indicates that substantial repurchase requests could require the Fund or the Master Fund to liquidate certain of its investments more rapidly than otherwise desirable to raise cash to fund the requests. Earlier disclosure in the summary suggests that repurchases are capped at 15% of the Master Fund’s net assets. If that understanding is not accurate, reconcile these disclosures.

Response 27. We believe these disclosures are consistent. While each repurchase generally will be capped at 15% of the Master Fund’s net assets, it is also true that repurchase requests totaling 15% (or less) of the Master Fund’s net assets could constitute “substantial” repurchase requests and could require the Master Fund to liquidate its investments in certain Investment Funds more rapidly than would otherwise be desirable.

Comment 28.	Revise the sub-caption “Additional Tax Considerations; Distributions to Shareholders and Payment of Tax Liability,” by adding to the Feeder Fund’s prospectus the substance of the second paragraph contained under this caption in the Master Fund’s prospectus.

Response 28. The disclosure has been added.

Comment 29.	Do the following with respect to the discussion captioned “Limits of Risk Disclosures,” i) confirm that all material risks are disclosed in the prospectus, and either ii) delete the last sentence or disclose that the Feeder Fund and the Master Fund will update the prospectus during the offering for any material changes.

Response 29. (i) We confirm that all current material risks are disclosed in the prospectus. (ii) Disclosure has been added confirming that the Master Fund and Feeder Fund will update the prospectus during the offering for any material changes.

Comment 30.	Revise the discussion captioned “FUND AND MASTER FUND EXPENSES” to disclose the offering cost referred to in the following disclosure: “The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares.”

Response 30. Disclosure has been added to clarify that the ongoing offering costs are mostly printing expenses.

Comment 31.	With respect to the sentence that follows, which appears in the same paragraph, indicate whether it means that only “additional investments” are assessed the organizational expenses; i.e., whether existing shareholders who do not invest in additional shares are not assessed. If so, does this constitute a sales load, or alternatively, a separate class of shares: “These allocations will thereafter be adjusted as of each date during the first 12 months of the Fund’s operations on which additional investments are made in the Fund by Shareholders.” (Emphasis added.)

Response 31. We confirm that throughout the first 12 months of each Fund’s operations, existing shareholders will continue to be allocated organizational expenses. The sentence in question merely discloses that the allocation of organizational expenses among Shareholders will be adjusted throughout the first 12 months of each Fund’s operations to account for additional investments in the Fund both by existing Shareholders and new Shareholders, so that the organizational expenses are allocated to all Shareholders based on their respective investments in the Fund.

Comment 32.	Disclosure under the caption “Plan of Distribution” states that: “No arrangements have been made to place funds received in connection with the Shares’ initial public offering in an escrow, trust or similar arrangement.” Earlier disclosure under the caption “Purchases of Shares” states that: “Any amounts received in advance of the initial or subsequent closings are placed in a non-interest bearing account with the Transfer Agent (as defined herein) prior to their investment in the Fund, in accordance with Rule 15c2-4 under the Securities Exchange Act of 1934, as amended.” Reconcile these disclosures.

Response 32. Pursuant to Instruction 5 to Item 1.1(g) of Form N-2, the first sentence discloses that, while the offering will be conducted on a best efforts basis, the funds in connection with the initial public offering of the Shares will not be placed into an escrow or other arrangement (thus indicating that the offering is not subject to conditions such as a minimum aggregate purchase by all investors). The first sentence has been revised to account for the non-interest bearing account with the Transfer Agent.

Comment 33.	Revise the document captioned “Appendix: Performance and Standard Deviation Summary of Performance Benchmark and Other Indices” consistent with the following:

• state the number of fund of hedge funds that report monthly return data to HFRI, and

• disclose or estimate the number of such funds that do not report and indicate whether the Feeder Fund and/or the Master Fund will report.

Response 33. The discussion has been revised accordingly.

Part C

Comment 34.	Confirm that the board resolution supporting the signature of Mr. Ronald Robison on behalf of the Fund and the Master Fund will be included as an exhibit as required by Rule 483(b) under the Securities Act.

Response 34. Under Rule 483(b) under the Securities Act, board resolutions are only required to be filed as exhibits if an officer of the fund is signing the registration statement via a power of attorney. Mr. Robison is signing each Fund’s registration statement himself rather than via power of attorney, so no board resolution is required to be filed.

* * * * * * * *

We confirm that we have not submitted, and do not expect to submit, an exemptive application or no-action request in connection with each Fund’s registration statement.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Clifford Chance, Richard Horowitz at (212) 878-8110 or Jeremy Senderowicz at (212) 818-3412. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione